                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                                       OR


             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                       For the transition period from__to

                         Commission File Number 1-14379

                           --------------------------

                CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

                           --------------------------

                              CONVERGYS CORPORATION

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

                                      INDEX

                                                                            Page
                                                                            ----
Report of Independent Auditors ............................................    1

Financial Statements:

Statements of Assets Available for Benefits as of
    December 31, 2001 and 2000 ............................................    2

Statement of Changes in Assets Available for
    Benefits for the Year Ended December 31, 2001 .........................    3

Notes to Financial Statements .............................................    4

Schedule:

Schedule H, line 4i - Schedule of Assets (Held at End of Year) ............   10

                         REPORT OF INDEPENDENT AUDITORS

To the Convergys Corporation Employee Benefits Committee

We have audited the accompanying statement of assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ Ernst & Young LLP

Cincinnati, Ohio
June 21, 2002

                Convergys Corporation Retirement and Savings Plan

                   Statements of Assets Available for Benefits

                                                          December 31
                                                   2001                2000
                                             ----------------------------------
Assets

Cash                                           $  2,352,738        $  1,398,354

Investments, at fair value                      336,334,264         389,591,516

Receivables:
    Participant contributions                       873,827                   -
    Employer contributions                          423,599                   -
                                             ----------------------------------
Total receivables                                 1,297,426                   -

                                             ----------------------------------
Assets available for benefits                  $339,984,428        $390,989,870
                                             ==================================

See accompanying notes.

                Convergys Corporation Retirement and Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
    Participant contributions                             $      23,001,180
    Employer contributions                                        8,920,929
    Dividend and other income                                     6,117,899
    Transfers from other Company plans                              494,136
                                                          -----------------

Total additions                                                  38,534,144

Deductions:
    Net depreciation in fair value of investments                72,281,666
    Benefits paid to participants                                17,118,826
    Administrative expenses                                         139,094
                                                          -----------------

Total deductions                                                 89,539,586
                                                          -----------------

Net decrease                                                    (51,005,442)

Assets available for benefits at beginning of year              390,989,870
                                                          -----------------
Assets available for benefits at end of year              $     339,984,428
                                                          =================

See accompanying notes.

                Convergys Corporation Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1.  Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (CVG), Convergys Information Management Group Inc. (IMG), and Convergys Customer Management Group Inc. (CMG), each individually a "Participating Company", who have one year of service and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan (certain highly compensated employees are limited to a maximum of 4 percent contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2001, the Plan offered various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. Each Participating Company contributes an amount equal to the lesser of (a) 4% of the Participant's covered compensation, as defined, with respect to which salary deferral contributions were authorized or (b) 66 2/3% of the amount of the salary deferral contributions made with respect to such covered compensation. The matching Participating Company contributions are invested directly in Convergys Corporation common stock. Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Participating Company contribution portion of their accounts is based on years of service. A participant is 100 percent vested after three years of credited service.

                Convergys Corporation Retirement and Savings Plan

Participant Loans
Participants may borrow from their accounts, a minimum of $500, up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits
Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination serve first as restorals and then to reduce employer contributions to the Plan.

Plan Amendment
On August 1, 2001, the investment options of the Plan were amended. The Fidelity Mid-Cap Stock Fund was added as a Plan investment option for participants. Effective October 1, 2001, the Baron Asset Fund was frozen to incoming contributions.

2.  Summary of Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

                Convergys Corporation Retirement and Savings Plan

3. Investments

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                         Net Realized and
                                                     Unrealized Depreciation
                                                         in Fair Value of
                                                           Investments
                                                   -----------------------------
                       Mutual funds                      $  14,266,211
                       Common stock                         58,015,455
                                                   -----------------------------
                                                         $  72,281,666
                                                   =============================

The following presents investments that represent 5% or more of the Plan's net assets at December 31 as follows:

                                                    2001                         2000
                                           Shares         Assets         Shares         Assets
                                      --------------------------------  ---------------------------
Common Stock:
    Convergys Corporation *                3,500,993    $ 131,252,243    3,390,593    $ 153,637,930
    Broadwing Inc.                         2,351,706       22,341,211    2,561,165       58,427,853
Mutual Funds:
    Fidelity Equity Income Fund              355,344       17,330,143      312,190       16,680,333
    Fidelity Dividend Growth Fund          2,169,316       61,456,723    2,084,663       62,456,505
    Fidelity Managed Income Portfolio     19,640,146       19,640,146   17,298,713       17,298,713
    Spartan U.S. Equity Index Fund           419,389       17,043,977      380,116       17,793,216

* non-participant directed

Investments of the Fidelity Managed Income Portfolio consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsible withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 6.40% for 2001 and 6.36% for 2000. The average yield on the contracts was 5.93% for 2001 and 5.86% for 2000.

                Convergys Corporation Retirement and Savings Plan

4.       Non-participant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the non-participant directed investments is as follows:

                                                                          December 31,
                                                                   2001                  2000
                                                           ------------------------------------------
         Investments at fair value:
            Convergys Common Stock                              $ 131,252,243         $ 153,637,930
                                                           ==========================================

                                                              Year ended
                                                             December 31,
                                                                2001
                                                           ----------------

         Changes in Assets:
            Participant contributions                        $   2,866,696
            Employer contributions                              10,036,644
            Loan repayments, net                                 1,232,924
            Interest and dividends                                 348,389
            Net depreciation                                   (26,436,032)
            Benefits paid to participants                       (7,033,331)
            Administrative expenses                                 (8,007)
            Transfers from other Company plans                      16,327
            Fund transfers, net                                 (3,409,297)
                                                           ---------------
                                                             $ (22,385,687)
                                                           ===============

5.       Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid amount to $139,094 for the year ended December 31, 2001. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG.

                Convergys Corporation Retirement and Savings Plan

6. Discrimination Tests

Contributions to the Plan for 2001 are subject to the limitations contained in sections 401(k) and 401(m) of the Internal Revenue Code. CVG has stated that in the event it is determined that such limitations have been exceeded, appropriate corrective action will be taken prior to December 31, 2002 to maintain the qualified status of the Plan. Because the type of corrective action has not yet been determined, no amounts have been reflected in the financial statements as contributions receivable or liabilities of the Plan.

Contributions to the Plan in the 2000 plan year exceeded the limits contained in sections 401(k) and 401(m) of the Internal Revenue Code. Excess contributions were returned to affected participants in order to maintain the Plan's qualified status.

7. Income Tax Status

On May 14, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Plan under the Internal Revenue Code.

On February 27, 2002, the Plan filed an application for an updated favorable determination letter with the Internal Revenue Service with respect to the qualification of the recent amendment and restatement of the Plan. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

CVG has stated that it will make any amendments to the Plan that are required by the IRS before a favorable determination letter may be issued.

8. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

                Convergys Corporation Retirement and Savings Plan

9. Subsequent Event

In 2002 the Plan was amended and restated to comply with all changes in the law and to incorporate all plan amendments since the last restatement. The Plan was also amended, effective January 1, 2002, to eliminate the service requirement for eligibility to make 401(k) contributions, to change the amount of the matching contribution to 100% of the first 3% and 50% of the next 2% of compensation contributed to the plan, to provide for immediate vesting of company matching contributions, and to allow participants to immediately transfer the investment of company matching contributions from the company stock fund to any other investment option(s) offered under the Plan. During 2002, the CMG Retirement Savings Plan was merged into the Plan resulting in the assets of the CMG Retirement Savings Plan being transferred into the Plan.

                Convergys Corporation Retirement and Savings Plan

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                               Number of                           Market
Name of Issuer and title of issue                               Shares           Cost              Value
---------------------------------                               ------           ----              -----
Convergys Shares Fund +                                         3,500,993      $93,951,136**   $ 131,252,243
Broadwing Inc. Shares Fund                                      2,351,706           ***           22,341,211
Participant Self-Directed Brokerage Accounts                                        ***            8,826,088
PIMCO Total Return Fund                                           714,188           ***            7,470,404
Baron Asset Fund                                                  233,978           ***           10,402,657
Fidelity Growth Company Fund+                                      54,843           ***            2,918,768
Fidelity High Income Fund+                                         33,317           ***              270,864
Fidelity Puritan Fund +                                           844,102           ***           14,915,277
Fidelity Equity Income Fund +                                     355,344           ***           17,330,143
Fidelity Cash Reserve Fund +                                       32,528           ***               32,528
Fidelity Diversified International Fund +                         547,914           ***           10,454,206
Fidelity Managed Income Portfolio +                            19,640,146           ***           19,640,146
Spartan U.S. Equity Index Fund +                                  419,389           ***           17,043,977
Fidelity Dividend Growth Fund +                                 2,169,316           ***           61,456,723
Fidelity Mid-Cap Stock Fund +                                      66,579           ***            1,502,697
MS Small Company Growth Portfolio B Fund                          147,933           ***            1,384,654
Fidelity Freedom Income Fund+                                      51,834           ***              566,550
Fidelity Freedom 2000 Fund+                                        17,611           ***              202,875
Fidelity Freedom 2010 Fund+                                        51,259           ***              646,377
Fidelity Freedom 2020 Fund+                                        72,192           ***              908,180
Fidelity Freedom 2030 Fund+                                        52,660           ***              661,413


Participant Loans *                                                                 ***            8,459,021
                                                                                               -------------
                        GRAND TOTAL                                                            $ 338,687,002
                                                                                               =============

* The interest rates on these loans range from 6.0% to 10.5% at December 31, 2001.

** Cost information provided for the Convergys Shares Fund is inclusive of both participant directed and non-participant directed accounts.

*** This information is not required for participant directed accounts.

+  Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

                                                           By: /s/ Laura A. Ryan
                                                               -----------------
                                                               Laura A. Ryan

June 21, 2002